Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS SOLID FISCAL 2016

FOURTH QUARTER AND YEAR-END RESULTS

HONG KONG —June 30, 2016 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal fourth quarter and year ended March 31, 2016, reflecting increased profitability for both periods.

Net income for the fiscal fourth quarter increased 33.5 percent to $215,000, or $0.06 per diluted share, from $161,000, or $0.04 per diluted share, in the same quarter a year ago. Net sales for the same period increased 7.4 percent to $5.2 million from $4.9 million a year ago.

Net income for fiscal 2016 increased 8.8 percent to $1.25 million, or $0.33 per diluted share, from $1.15 million, or $0.30 per diluted share, a year earlier. Net sales for fiscal 2016 were $22.9 million compared with $22.4 million a year ago, reflecting the benefit of price increases to major customers during the fiscal year.

Operating income for fiscal 2016 increased 19.3 percent to $1.5 million from $1.27 million a year earlier.

“Results for fiscal 2016 reflect solid improvement in operational profitability, attributable to price increases, as noted above, a reduction in low-margin business and the benefits of the company’s continued focus on streamlining our OEM business – including increased utilization of our Myanmar subsidiary,” said Roland Kohl, chairman, president and chief executive officer.

He noted that the company’s expansion in Myanmar is expected to be an attractive alternative to competition from other low-cost manufacturers focused on gaining manufacturing business due to escalating prices in China. “Nonetheless, the timing of business we expect to transition to our operations in Myanmar depends on a variety of factors and may impact quarterly results due to higher or lower sales contributions,” Kohl added.

Gross profit as a percentage of sales increased in fiscal 2016 to 25.8 percent from 25.6 percent a year earlier, attributable to pricing adjustments to customers – despite higher labor costs and increased costs of operating in China. Gross profit as a percentage of sales for the fourth quarter was impacted by product mix and increased raw material costs.

Selling, general and administrative expenses remained at the same annual level compared with a year ago. Selling, general and administrative expenses as a percentage of net sales decreased to 19.2 percent in fiscal 2016 from 19.9 percent in fiscal 2015, primarily due to the streamlining of administrative operations.

Currency exchange rates negatively affected the company’s net income for fiscal 2016. The company realized a currency exchange loss of $21,000 compared with a currency exchange loss of $125,000 a year ago, mainly due to weakness of the RMB. The company traditionally does not undertake any currency hedging transactions.

Kohl noted that the company’s balance sheet remains strong, despite four dividend payments in fiscal 2016 -- representing an aggregate of $0.40 per share. Total current assets at March 31, 2016 were $15.7 million, with working capital of $11 million and a current ratio of 3.1:1. Total cash was $9.1 million, or $2.40 per diluted share, exceeding all current and long term liabilities combined by $4 million.

Kohl highlighted the company’s total shareholders’ equity of $11.9 million at March 31, 2016 -- representing approximately $3.14 per diluted share.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, with manufacturing and assembly facilities located in Shenzhen in the People’s Republic of China and Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, (Audited)

	2016	2015	2016	2015

Net sales	$5,248	$4,887	$22,935	$22,373
Cost of sales	3,812	3,394	17,007	16,656
Gross profit	1,436	1,493	5,928	5,717
Selling, general and administrative expenses	1,108	1,299	4,412	4,446

Operating income	328	194	1,516	1,271

Non-operating items

Exchange (loss) gain, net	(1)	(73)	(21)	(125)
Interest income	2	7	10	18
Gain on disposal of assets	-	-	0	110
Other income	0	1	2	3

Total non-operating income	1	(65)	(9)	6

Share of profits (loss) of equity investee	-	(7)	-	-
Income before income tax and non-controlling Interest	329	122	1,507	1,277
Income taxes credit (expense)	(112)	33	(243)	(134)
Net Income before non-controlling interests	217	155	1,264	1,143

Net (profit) loss attributable to non-controlling Interests	(2)	6	(13)	7
Net Income attributable to Highway Holdings Limited shareholders	$215	$161	$1,251	$1,150

Net Income per share:
Basic	$0.06	$0.04	$0.33	$0.30
Diluted	$0.06	$0.04	$0.33	$0.30

Weighted average number of shares outstanding:
Basic	3,802	3,787	3,802	3,787
Diluted	3,802	3,795	3,802	3,795

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2016	2015
Current assets:
Cash and cash equivalents	$9,140	$9,727
Accounts receivable, net of doubtful accounts	4,321	2,943
Inventories	1,425	2,081
Prepaid expenses and other current assets	844	987
Total current assets	15,730	15,738

Property, plant and equipment, (net)	1,121	1,094
Goodwill	77	77
Long-term deposits	111	78
Investments in equity method investees	-	-
-Total assets	$17,039	$16,987

Current liabilities:
Accounts payable	$1,307	$1,579
Accrual expenses and other liabilities	2,789	2,429
Income tax payable	440	334
Dividend payable	537	380
Total current liabilities	5,073	4,722
Deferred income taxes	32	32
Total liabilities	5,105	4,754

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings	512	782
Treasury shares, at cost – 5,049 shares as of March 31, 2016 and 2015	(14)	(14)
Accumulated other comprehensive income	(34)	8
Total Highway Holdings Limited shareholders’ equity	11,872	12,184
Non-controlling interest	62	49
Total Equity	11,934	12,233
Total liabilities and shareholders' equity	$17,039	$16,987